SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                                  EDUVERSE.COM
                                (Name of Issuer)

                        Common Stock -- par value $0.001
                         (Title of Class of Securities)

                                    281649103
                                 (CUSIP Number)

                              Diane D. Dalmy, Esq.
                              8965 W. Cornell Place
                            Lakewood, Colorado 80227
                                  303.985.9324
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 6, 2002
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 7(b)for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

------------------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


--------------------------                            --------------------------
CUSIP No.   281649103                                   Page 2  of 6    Pages
---------------------------                           --------------------------


--------------------------------------------------------------------------
1       NAME OF REPORTING PERSON:           Pacific Rim Financial Inc.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                  (b) [ ]
--------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------
4       SOURCE OF FUNDS                     Subscription Agreement
--------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                        [  ]

--------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Belize
--------------------------------------------------------------------------
                            7      SOLE VOTING POWER
                                   250,000 Shares of Common Stock
        NUMBER OF        ------------------------------------------------
          SHARES            8      SHARED VOTING POWER
       BENEFICIALLY                0
         OWNED BY
           EACH          ------------------------------------------------
     REPORTING PERSON       9      SOLE DISPOSITIVE POWER
           WITH                    250,000 Shares of Common Stock
                         -----------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   0
------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,000 Shares of Common Stock
-------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                    [   ]
-------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        8.33%
-------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON                   CO
-------------------------------------------------------------------------

     This original Schedule 13D statement (the "Schedule") is filed on behalf of Pacific Rim Financial, Inc. ("Pacific"), its sole director and officer, Robert Bandfield ("Bandfield"), its sole shareholder, Four Winds Trust ("Four Winds"), and the trustee Robert Bandfield ("Bandfield") as the reporting persons hereunder, relative

                                  SCHEDULE 13D


--------------------------                            --------------------------
CUSIP No.   281649103                                   Page 3  of 6    Pages
---------------------------                           --------------------------


to the acquisition by Pacific of certain shares of common stock issued by Eduverse.Com. Neither Pacific, Bandfield nor Four Winds have made any previous filings on Schedule 13D relating to this acquisition or issuer.

ITEM 1. SECURITY AND ISSUER.

     This Schedule relates to the voting common stock, $0.001 par value, of Eduverse.Com ("Eduverse"). Eduverse maintains its principal executive offices at 435 Martin Street, Suite 2000, Blaine, Washington 98230.

ITEM 2. IDENTITY AND BACKGROUND

     This Schedule is being filed by Pacific Rim Financial, Inc., a corporation organized under the laws of Belize, its sole director and officer, Bandfield, and its sole shareholder, Four Winds. The principal business and principal office of Pacific and Bandfield is c/o Arundel House, 31A St. James Square, London SW1Y 4JR, United Kingdom. The principal business and office of Four Winds is Pelican House, James Street, Grand Turk, Turks & Caicos Islands, BWI.

     Pursuant to General Instruction C of Schedule 13D, the executive officer and director of Pacific, its sole director and office, and its sole shareholder, and the person controlling Pacific (collectively, the "Instruction C Persons") and the information specified in items (a) through (f) of Item 2 with respect to each Instruction C Person, are as follows:

--------------------------------------------------------------------------------
        Name           Position with Pacific              Business Address
--------------------------------------------------------------------------------

Robert Bandfield       Director/President and           Arundel House
                       Secretary                        31A St. James Square
                                                        London SW1Y 4JR
                                                        United Kingdom

Four Winds Trust       Shareholder                      Pelican House
                                                        James Street
                                                        Grand Turk
                                                        Turks & Caicos Islands
                                                        BWI

Robert Bandfield        Trustee                         Pelican House
                                                        James Street
                                                        Grand Turk
                                                        Turks & Caicos Islands
                                                        BWI

--------------------------------------------------------------------------------

     Bandfield is the sole director and officer and is the controlling person of Pacific. Pacific and Bandfield have the sole right to control the disposition of and vote the Eduverse securities acquired.

     During the last five (5) years, no Instruction C Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                  SCHEDULE 13D


--------------------------                            --------------------------
CUSIP No.   281649103                                   Page 4  of 6    Pages
---------------------------                           --------------------------


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     At the execution of a subscription agreement between Eduverse and Pacific dated May 2, 2002 (the "Subscription Agreement"), 250,000 shares of restricted common stock of Eduverse were issued to Pacific. The consideration exchanged for the securities of Eduverse was payment by Pacific of $31,250.00.

ITEM 4. PURPOSE OF TRANSACTION

     The transaction described herein was undertaken for the purpose of engaging in a private placement of the shares of common stock of Eduverse as follows:

     (i) During the first quarter of fiscal year 2002, Eduverse engaged in a private placement offering under Rule 506 of Regulation D of the Securities Act of 1933, as amended (the "1933 Securities Act"). Pursuant to the terms of the private placement, Eduverse offered 2,400,000 shares of its common stock at $0.125 per share to raise $300,000. On approximately May 3, 2002, Eduverse terminated the offering pursuant to which it had sold 2,000,000 shares of common stock at $0.125 per share for aggregate gross proceeds of $250,000.00 The per share price of the offering was arbitrarily determined by the Board of Directors based upon potential future earnings, assets and net worth of Eduverse.

     (ii) Eduverse issued 250,000 shares of common stock to Pacific in accordance with the Subscription Agreement. Pacific acknowledged that the securities to be issued have not been registered under the 1933 Securities Act, that it understood the economic risk of an investment in the securities, and that it had the opportunity to ask questions of and receive answers from Eduverse's management concerning any and all matters related to acquisition of the securities. No underwriter was involved in the transaction, and no commissions or other remuneration were paid in connection with the offer and sale of the securities.

     Pursuant to the instructions for items (a) through (j) of Item 4, Pacific has plans as follows:

     (a) As set forth in Item 3 of this Schedule, Pacific has acquired 250,000 shares of restricted common stock of Eduverse. As set forth in Item 2 of this Schedule, Bandfield is the sole director and officer of Pacific. Pacific and Bandfield may consider the acquisition of additional securities of Eduverse, the issuer, but have no present plans or proposals to do so.

     (b) Neither Pacific nor Bandfield have any present plans or proposals to cause a merger or effect a liquidation or reorganization of Eduverse or to enter into extraordinary corporate transactions.

     (c) Neither Pacific nor Bandfield have any present plans or proposals to cause a sale or transfer of a material amount of assets of Eduverse.

     (d) Pacific plans to exercise the voting rights associated with ownership of shares of common stock of Eduverse.

     (e) Neither Pacific nor Bandfield have any present plans or proposals to cause a material change in the capitalization of Eduverse.

                                  SCHEDULE 13D


--------------------------                            --------------------------
CUSIP No.   281649103                                   Page 5  of 6    Pages
---------------------------                           --------------------------



     (f) Neither Pacific nor Bandfield have any present plans or proposals to make any other material change to the business or corporate structure of Eduverse.

     (g) Neither Pacific nor Bandfield have any present plans or proposals to change Eduverse's charter, bylaws or instruments corresponding thereto or to take other actions that impede the acquisition of control of Eduverse by any person.

     (h) Neither Pacific nor Bandfield have any present plans or proposals to cause Eduverse's common stock from not being quoted on the OTC Bulletin Board.

     (i) Neither Pacific nor Bandfield have any present plans or proposal relating to a class of securities of Eduverse becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

     (j) Neither Pacific nor Bandfield have any present plans or proposals to take any action similar to any of those enumerated in (a) through (i) above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the close of business on May 6, 2002, Pacific beneficially owned 250,000 shares (or approximately 8.33% of the outstanding shares) of Eduverse's common stock as follows:

              Holder                       Number of Shares
              ------                       ----------------

              Pacific Rim Financial Inc.       250,000

              Total                            250,000

     (b) No Instruction C Person owns any other common or preferred shares of Eduverse. Pacific has the sole power to vote or to direct the voting of the 250,000 common shares of Eduverse held by Pacific.

     (c) As of May 6, 2002, and within the sixty day period prior thereto, to the best knowledge and belief of the undersigned, no transactions involving Eduverse equity securities had been engaged in by Pacific, or Bandfield, by the directors, officers, controlling persons, affiliates or subsidiaries, or by any associates of said parties, nor do any of said parties have any right to acquire such securities.

     (d) To the best knowledge and belief of the undersigned, no person other than Pacific has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

                                  SCHEDULE 13D


--------------------------                            --------------------------
CUSIP No.   281649103                                   Page 6  of 6    Pages
---------------------------                           --------------------------



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     No contracts, arrangements, understandings or relationships among the persons named in Item 2 exist with respect to securities of the issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         None.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Pacific Rim Financial Inc.

Date: May 8, 2002                   By: /s/  Robert Bandfield
--------------------                    ----------------------------------------
                                             Robert Bandfield, President



Date: May 8, 2002                       /s/  Robert Bandfield
                                        ----------------------------------------
                                             Robert Bandfield


                                    Four Winds Trust

Date: May 8, 2002                   By: /s/  Robert Bandfield
---------------------                   ----------------------------------------
                                             Robert Bandfield, Trustee